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2006 DEC 19 P 1:01

AUSTIN
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BUDAPEST
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06019398

WRITER'S DIRECT LINE

202 682-7296 December18, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Gregory A. Bailey
Managing Clerk

Dlw 12/19

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC

CONTACT Ms. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION LATE YESTERDAY FROM POLARIS CAPITAL MANAGEMENT INC ("POLARIS"), A GLOBAL AND INTERNATIONAL VALUE EQUITY MANAGER, DATED 14th DECEMBER, 2006 THAT AS AT 14th DECEMBER, 2006 POLARIS HAD A NOTIFIABLE INTEREST IN 8,025,650 (4.04%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2.

15th DECEMBER 2006

WEIL, GOTSHAL & MANGES LLP
1300 EYE STREET, NW
SUITE 900
WASHINGTON, DC 20005
(202) 682-7000
FAX: (202) 857-0939

WRITER'S DIRECT LINE

202 682-7296

December 7, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

Greencore Group PLC (GNC)

Tues

7:00A - Final Results

Greencore Group PLC
05 December 2006

PRELIMINARY STATEMENT OF RESULTS FOR THE YEAR ENDED 29 SEPTEMBER 2006

Greencore Group plc, one of Europe's leading convenience foods producers, today announces a strong performance for the year ended 29 September 2006.

HIGHLIGHTS

- Transformation from a predominantly Irish agribusiness to a leading European convenience foods producer completed
- Strong performance in Convenience Foods - comprising 92.4% of continuing Group operating profits
  - Operating profit growth of 5.7% to Euro69.0m
  - Turnover growth of 8.3% to Euro901.4m
  - Strong operating margins of 7.7% (FY05: 7.8%), despite more than Euro5m of energy cost increases
  - Excellent second half sales (up 8.4%) and margin (8.4%) performance
- Fundamentally reshaped Ingredients, Agribusiness and Related Property division:
  - Operating profits (including discontinued operations) of Euro27.6m (FY05: Euro36.7m)
  - Decision taken to exit sugar processing in Ireland
  - A decline in Malt performance, but a positive trajectory already in place for FY07
  - Exciting developments and momentum in the management of Group property assets
- Net exceptional charge of Euro67.1m, principally due to costs associated with the exit from sugar processing
- Adjusted EPS(1) of 31.1 cent (FY05: 32.5 cent)
- Final dividend maintained at 7.58 cent

- Comparable net debt of Euro385.4m, a reduction of Euro14.3m since September 2005 and a reduction of Euro37.9m since March 2006, despite one-off sugar restructuring costs.

- Positive outlook for FY07 and beyond

Commenting on the results, David Dilger, Group chief executive officer, said:

'Greencore has been transformed in recent years and is now one of Europe's leading producers of convenience foods. The performance of our Convenience Foods division in 2006 has been excellent, with sales growing at twice the market rate and operating margins broadly maintained, despite significant inflationary cost pressures.

'The strength of our Convenience Foods business has substantially mitigated the negative impact of EU sugar regime reform, a reform that not only significantly reduced sugar profits in 2006, but led us to exit sugar processing entirely.

'The Group is well positioned to deliver substantial value to shareholders over the coming years primarily through continued profit growth and cash generation in Convenience Foods. The Group also has exciting plans to unlock the value contained in our property portfolio.'

(1)Before exceptional items, inter-company foreign exchange and the marking to market of all derivative financial instruments and related debt

For further information, please contact:

David Dilger Group Chief Executive	+353 1 605 1045
Patrick Coveney Chief Financial Officer	+353 1 605 1018
Eoin Tonge Group Capital Markets Director	+353 1 605 1036
Billy Murphy or Anne Marie Curran Drury Communications	+353 1 260 5000
Rory Godson or Victoria Brough Powerscourt	+44 207 236 5615

About Greencore

- Greencore is one of Europe's leading producers of convenience foods as well as an established ingredients and agribusiness supplier with operations in Ireland, UK, The Netherlands and Belgium

- Greencore is Europe's largest sandwich manufacturer, producing more than 200 million sandwiches per annum

- Greencore is the UK's largest Christmas cake manufacturer with a 31% market share

- Greencore is the UK's largest producer of customer branded mineral water with 180 million units per annum

- Greencore is the leading Malt producer in Ireland, UK and Belgium

- Greencore retains significant property assets in Ireland and the UK

SUMMARY

The year under review has been a key period in the transformation of Greencore. The end of sugar processing in Ireland means that Greencore has now completed its transformation from principally an agribusiness into one of Europe's leading convenience foods companies.

The Convenience Foods division continues to perform strongly with operating profits up 5.7% to Euro69.0m. This growth was underpinned by turnover growth of 8.3%, more than twice the underlying total food market growth rate of 3.4%(2), whilst keeping operating margins broadly in line with the prior year level (7.7% versus 7.8% in FY05). This margin performance was achieved despite divisional energy cost increases of more than Euro5m year on year. The division benefited from excellent business performance in the second half of the year, when operating profits grew by 8.6%.

This result reflects a clear strategy and strong operational performance:

- Leadership of growing, concentrated product categories: Greencore has No.1 or No.2 positions in all of the product categories where it competes. In addition, in FY06 seven of our nine businesses grew above their respective market growth rates;

- Broad channel exposure: Sales to non-multiple customers grew by 26% in FY06;

- An increased commitment to branded products: Greencore has developed an emerging set of licensed and owned brands that, over time, will become more central to our business. In FY06, 'branded' products accounted for 12% of sales;

- Relentless focus on Total Lowest Cost ('TLC'): Real operational cost reduction that totalled more than 2% of sales;

- Aggressive product development and mix management: More than 50% of our FY06 product range is less than one year old - this delivers consumer excitement and maintains margin for ourselves and our customers;

- Well-invested food facilities delivering excellent operational performance: Customer service levels averaged 99% across the division in FY06.

The Ingredients, Agribusiness and Related Property division delivered total operating profits of Euro27.6m, consisting of continuing operating profits of Euro5.6m and discontinued operating profits of Euro22.0m. The year under review saw dramatic developments in this division. Regulatory change in the EU sugar regime posed an insurmountable challenge to the competitiveness of the sugar industry in Ireland. The Group responded to this challenge by committing early to exit sugar production in Ireland and strongly defending the Group's entitlement to restructuring aid under EU law.

As anticipated, over-capacity in European malt markets and significant energy price inflation adversely impacted on the performance of our Malt business. We are, however, currently seeing a significant improvement in the malt cycle that commenced in the last quarter of FY06. During the year, we also significantly increased our focus on unlocking the value from the Group's property assets.

The Group continues to prioritise cash generation. Despite incurring exceptional cash costs, primarily associated with the exit from sugar, comparable net debt at the year-end totalled Euro385.4m, an improvement of Euro14.3m on September 2005 and an improvement of Euro37.9m on March 2006.

DIVIDEND

The directors recommend a final dividend of 7.58 cent. If approved by shareholders, this will result in a total dividend of 12.63 cent which is in line with last year's level.

(2)Source: TNS

OUTLOOK

Greencore is now a fundamentally different business to that of twelve months ago with its key focus now on driving forward its successful convenience foods business.

Despite significant increases in input price inflation, we believe that the strong strategic and operational model that we have put in place positions Convenience Foods well for continued growth through FY07 and beyond.

A recovery in the EU malt market should deliver a trading improvement in the Malt business and that, allied to the exciting property opportunities that we are pursuing, represents a positive outlook for Ingredients, Agribusiness and Related Property.

The Board believes the Group is well positioned to deliver substantial value to shareholders over the coming years.

OPERATIONAL REVIEW - Convenience Foods

	2006 Eurom	2005 Eurom	Char
Turnover (Continuing Operations)	901.4	832.6	+8.[illegible]
Operating Profit (Continuing Operations)*	69.0	65.2	+5.[illegible]

* before exceptional items

The Convenience Foods division accounted for 92.4% of continuing operating profits in FY06. The division performed strongly to deliver full year turnover growth of 8.3%, operating profit growth of 5.7% and healthy operating margins of 7.7%, despite challenging pricing and input cost environments. The demanding objectives that we have set in the key areas of operational cost reduction, channel and customer diversification, innovation and operational performance continue to be achieved.

Financial highlights for the year include:

- Strong margin performance

The division delivered operating margins of 7.7% for the full year, broadly in line with the FY05 figure of 7.8%. This was achieved despite energy cost increases, year on year, of more than Euro5m - equivalent to 60 basis points of margin reduction.

- Turnover growth at more than twice underlying rate

The division has continued to deliver strong organic growth. Turnover growth was 8.3% for the year, a level that is more than double the overall food market growth rate of 3.4%(2).

- Strong second half performance

The division performed better in the second half of FY06. As highlighted

in the Group's interim statement of 7 June 2006, operating profit growth of 2.2% for the first half of the year was achieved against a very strong comparative period. Strong trading through the summer against a more typical comparative period led to operating profit growth of 8.6% in the second half - driven by sales growth of 8.4% as well as modest operating margin improvements.

- Robust performance across the full division

The strong sales performance extended across the division, with seven of our nine category businesses growing above their relevant category growth rate(2). The main exception was Greencore's Grocery business, which delivered a solid performance relative both to historic levels and our expectations, but suffered when compared with its FY05 performance - a period in which its successful response to a fire at a competitor's facility helped deliver above normal sales and profit.

The Board is pleased with the financial performance of Convenience Foods in FY06. The division has now reported five consecutive half-year periods of operating profit growth. This consistent underlying delivery reflects both the clear choices that the Group has made on where it competes and the strong capabilities that we have built across the businesses to successfully execute our strategy.

1. Well chosen categories

Greencore believes in the fundamental attractiveness of the convenience foods market - it is at the core of our strategy. We actively seek out No.1 or strong No.2 market share positions in product categories with concentrated ownership. In seven of our nine convenience foods categories we hold the No.1 position and we are the No.2 player in the other categories(2). Furthermore, we compete in categories that are growing faster than the overall market and that deliver high economic returns both for our customers and for Greencore.

Greencore's success, to date, has been driven by these specific market, segment and format choices. For example, in Mineral Water, where Greencore leads the customer brand market with a 34% market share, annual market growth was 6% and our growth was 10%. In Cakes, where the overall market grew at 6%, the Celebrations Cakes segment grew at 13% and our growth was nearly 18%(2).

(2)Source: TNS

2. Balanced channel exposure

A core feature of the Greencore model is the balance that we seek across channels and customers. In FY06, two thirds of our business was conducted through the multiple channel. Within that channel, the relative share of individual customers has remained broadly stable and reflects the market share of those retailers in the UK grocery market. The quality of our relationships with these customers remains central to our business model. Excellent customer service underpins these relationships with customer service levels across the Group averaging 99% for the year.

We are also committed to building a material non-multiple business reflecting the fact that nearly a quarter of total food and beverage spend in the UK is now focused on out-of-home consumption(2). This is a dynamic and vibrant channel characterised by higher levels of growth and greater movements of business than the multiple channel. In FY06, our sales to non-multiple channels grew by 26%. Our Greencore Food-To-Go operation drives much of this strategy. In FY06, this business delivered individually ordered fresh sandwiches and other chilled products to approximately 7,000 individual outlets six days per week.

3. A commitment to being the lowest cost competitor

Greencore is committed to being the Total Lowest Cost (TLC) competitor in convenience foods. The TLC imperative is as much about culture and leadership as it is about process and efficiency. Over the past three years, this culture has been deeply embedded at all levels of our business. In FY06, we had nearly

200 TLC initiatives running across the division. Taken together, these initiatives have delivered operational cost improvements that total in excess of 2% of sales, or more than Euro18m of divisional operating profits.

Included in the TLC programme this year were a number of initiatives across all categories focused on waste reduction. As a result, total waste across the division reduced by more than 10%. In addition, the division's 'Lean Greencore' programme saw approximately 600 process leaders complete training in lean principles that, in turn, directly resulted in nearly 100 new cost reduction projects. This was supported by many discrete projects and investments directed at increased automation, productivity improvement and efficiency enhancement.

Purchasing efficiency is also critical to our TLC effort and this year saw nearly 350 individual initiatives (in addition to the main TLC initiatives) to drive savings through supplier concentration as well as product and packaging re-engineering.

These operational and efficiency improvements enabled us to offset input price inflation, as well as improve terms with our customers, without sacrificing our commitment to quality and margin performance. We expect to deliver similar levels of cost reduction going forward.

4. Aggressive innovation, especially in the areas of premium and health

Innovation is the lifeblood of our convenience foods business. It is how we deliver excitement to consumers and customers while sustaining margins. At the end of September 2006, more than 50% of our portfolio comprised products that are less than one year old. For example, in response to significant changes in consumer and customer preferences in the Chilled Meals category, we have replaced or refreshed all of our lines, the majority being new products and the remainder being changes in packaging.

Health remains important to the Group's innovation agenda with various initiatives delivering cleaner ingredients and healthier choices. One example is in the area of salt reduction where we have reduced the average salt content in our quiche and prepared meal products by 38% and 31% respectively.

2Source: TNS

The license agreement that we put in place with WeightWatchers(R) in June 2005 has been a particularly important initiative. Greencore has since launched a range of chilled prepared meals produced under license from WeightWatchers(R), and over the course of FY06, we have built distribution through all of the major UK and Irish retailers. In a little over a year, we have built a retail brand with strong margins, delivering retail sales of approximately Euro25m. Already, we have a 10% market share in the total healthy

chilled meals sector, including the number one selling individual product. We have already begun to roll out this brand to a number of our other convenience foods categories.

5. A decentralised model that bestows 'true ownership' to the businesses

Greencore businesses 'own' their P&L and Cash Flow statements - that is the 'Greencore way'. This enables our front-line leaders to make the daily trade-offs between commercial, operational and financial demands necessary to drive profit and cash performance.

6. Robust financial discipline

Rigorous management of our resources, in particular our fixed and working capital investments, is a core feature of how Greencore competes. There was Euro34.2m invested in Convenience Foods in FY06. This spend is tightly managed and focuses on driving efficiency improvement projects, such as our new automated lines in Sandwiches and the real-time on-line data capture systems in Cakes, or facilitating entry into new market sectors, such as our move into the filled baguette, snack salad and WeightWatchers(R) prepared meal markets.

The relentless focus on these strategic and operational imperatives is critical to our continued success, given some significant market challenges:

- A challenging retail environment

UK multiples continued to drive retail price deflation across many categories, particularly in the first half of this year, placing even greater importance on our cost reduction and innovation processes. While there is some recent evidence of retail price inflation returning to selected food categories, the overall pricing environment remains challenging.

- Significant input price inflation

The energy price increases of 2005 and 2006 have been widely reported across the food industry. In FY06, the division incurred energy cost increases of more than 50% (adding more than Euro5m to our cost base). We do not anticipate similar levels of price inflation in FY07. However, farm gate prices increased sharply in the later part of the year impacting the cost of a wide range of raw materials and commodity ingredients. To absorb these inflationary pressures, we are pursuing a combination of further operational cost reduction and, where appropriate, selected price increases.

OPERATIONAL REVIEW - Ingredients, Agribusiness And Related Property

	2006 Eurom	2005 Eurom
Turnover (Continuing and Discontinued Operations)	450.5	492.5
Operating Profit (Continuing and Discontinued Operations)*	27.6	36.7

* before exceptional items

In the year under review, the Ingredients, Agribusiness and Related Property division was subjected to unprecedented change. The Group has exited sugar processing, with FY06 representing the final year of operations. This brings an end to more than 80 years of sugar processing in Ireland. As anticipated, over-capacity in European malt markets and significant energy price inflation adversely impacted on the performance of Greencore Malt. Management of the Group's 970 acres of property assets has been refocused under Board level leadership, delivering a positive profit contribution in FY06 and creating a strong platform for significant value enhancement in the future.

The division delivered total operating profit (pre-tax) of Euro27.6m, consisting of continuing operating profits of Euro5.6m and discontinued operating profits of Euro22.0m. This represents a fall of Euro9.1m (24.7%) on FY05 levels, driven by upheavals in the EU sugar market both in anticipation of and following the introduction of the new EU sugar regime, and by a significant fall in profits at Malt, which absorbed energy cost increases of approximately Euro4m.

1. Exit from sugar processing

The decision of the EU Council of Ministers in November 2005 effectively brought an end to the sugar industry in Ireland. In March 2006, Greencore announced its intention to exit sugar processing and put in place a process to wind down its sugar operations, prepare a restructuring plan and claim its entitlement to restructuring aid in accordance with EU regulations. In July 2006, the Irish Government announced its decision in relation to the allocation of the Euro145.5m of EU restructuring aid (in the context of a separate additional Euro123m to be paid to beet growers over the next seven years as part of the single farm payment scheme and Euro44m in diversification aid also allocated for growers). Greencore rejected that decision and was granted leave to seek a judicial review of the decision in the High Court. On 31 July 2006, Greencore

formally applied for restructuring aid by renouncing its sugar quota and submitting a restructuring plan to the Irish Government.

Greencore subsequently agreed with the Irish Government that, conditional upon Greencore's restructuring plan being approved, the Group would amend the plan to reflect any lawful decision of Government taken pursuant to the outcome of our legal proceedings. On 19 September 2006, the Government deemed Greencore's restructuring plan to be eligible for restructuring aid. This decision ensures that the payment of EU aid can begin in June 2007. Legal proceedings continue with a trial date likely to be fixed shortly.

As the Board set out in its Interim Statement, the financial effects of exiting sugar are severe.

- Profit impact

Pre-tax profits from total sugar operations totalled Euro22.0m (including related activities also discontinued by the Group), a fall of Euro5.3m on FY05 but better than expected due to a stronger than anticipated operating and commercial performance.

- Gross costs of exit

In preparing our detailed restructuring plan, we have been able to estimate exit costs more precisely than we could when we issued our Interim Statement. Gross exit costs are now expected to total Euro164.8m (net of tax), a modest decline on the Euro167.5m figure indicated in the Interim Statement. Of these costs, Euro115.0m reflects the write-off of Greencore Sugar assets with the remainder largely cash costs and principally associated with redundancy, demolition, environmental and remediation. Cash costs of Euro11.2m were incurred in FY06.

- Receipt of EU restructuring aid

These exit costs will be partially offset by the receipt of EU restructuring aid. The Board (having taken independent legal, economic and financial advice) believes that Greencore is entitled to Euro130.9m of EU aid - representing 90% of the EU aid available to Ireland. However, this entitlement is currently subject to the outcome of the judicial review process. The FY06 financial statements recognise an asset of Euro95.9m of EU aid (reflecting the present value of the Euro98.4m allocated to Greencore in the Government's decision of July 2006). In addition, the financial statements disclose a contingent asset of Euro32.5m (representing the difference between the Board's view of Greencore's entitlement and the Government's decision). The EU restructuring aid will be paid in two tranches - 40% in June 2007 and 60% in February 2008.

Note 4 to the financial statements sets out the accounting treatment for the net costs associated with the exit from sugar processing.

Looking forward, Greencore remains committed to serving its sugar customers. Our joint venture with Nordzucker AG, Sugar Partners, started to trade in October 2006 taking on all the customer commitments of Greencore Sugar and preserving much of the value of the Siucra and McKinney brands. However, the contribution to Group profits from this activity is not expected to be substantial.

2. Malt performance and restructuring

Malt experienced a very difficult year in FY06. International malt prices reached a low point in the cycle last winter driven, in large part, by industry over-capacity. That negative pricing impact, allied to energy cost increases of approximately Euro4m, had a negative impact on the profitability of the Group's malt business. Last year, we took the step of restructuring our portfolio of malting assets, resulting in the closure of three maltings. This year, we have restructured our core operations in the UK and Ireland, the net costs of which totalled Euro4.5m. The Malt business also benefited from a legal settlement receipt of Euro4.9m (net of costs). Both the restructuring costs and legal settlement have been treated as exceptional items (see Note 4).

The combination of a better balance between supply and demand, a weak barley harvest across Europe affecting malt prices and more stable energy prices has led to a recovery during the final quarter of FY06. This industry recovery, along with our strong operational capability, high quality malting assets and leading market positions (clear No.1 market share position in Ireland, UK and Belgium), should deliver a considerable trading improvement in FY07.

3. Property

Greencore has always been involved in developing and trading surplus property assets within the Ingredients and Agribusiness area. This continued in FY06 with the disposal of a property to a related party and the sale of a surplus property asset within the Malt business. Cumulatively, profits on the disposals of surplus properties were up modestly on those delivered in FY05.

The Group retains significant property assets. The management of, and approach to, our property assets changed during the year. We have centralised the management of all significant properties under the Group development director. In addition we have put in place a set of 'site-specific' expert teams and also enhanced the quality of our central property team, now operationally led by a property specialist. Our property team is focused on maximising the value available to shareholders from all of the Group property assets.

The Group has three primary sets of property in Ireland:

Carlow - 'Carlow Gateway' (333 acres): In November 2006, the Group submitted a comprehensive master plan to Carlow and Laois County Councils proposing a transformation of the former Irish Sugar site into an exciting mixed use development for the town of Carlow, 'Carlow Gateway'. This submission was made at the invitation of the respective Councils as part of their strategic plans for the area. We understand that the Councils will make a decision on their strategic plans and any associated rezoning decisions during FY07.

Mallow (396 acres): Cork County Council recently sought submissions for a Special Local Area Plan for the town of Mallow and its environs. As part of that process, we expect to submit a comprehensive master plan for our former sugar processing site in Mallow. As in the case of the Carlow property, we understand the Council will make a decision on their Local Area Plan during FY07.

Irish ingredients and agri-business (approximately 120 acres): The Group has more than 15 smaller sites in Ireland that offer potential for added value. For example, in FY06 the Group successfully brought one of these sites (approximately 40 acres) through the first phase of its development cycle. Our property team is now working on a detailed planning application as part of the next development stage in relation to this site. We continue to tightly monitor the economic performance and potential of all of these properties relative to their opportunity cost.

In addition, the Group has 123 acres in North Littlehampton in West Sussex that were part of the Hazlewood Foods acquisition. The North Littlehampton area is one of 9 regions competing for a residential rezoning decision in West Sussex and Greencore is leading a consortium of landowners to present a consolidated landholding for rezoning the area. There is an extensive period of consultation and engineering assessment to take place over the next two years. A decision on the preferred options and selection of sites for potential zoning is due in December 2008. There will follow a further period of two years to facilitate submissions to the Secretary of State with formal adoption of a zoning decision due in December 2010.

Operating profits in the Group's other ingredients and agribusinesses and the Group share of profits from associates were modestly down.

FINANCIAL REVIEW

1. Basis of preparation

The results have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group issued the restatement of its 2005 financial information to IFRS on 5 May 2006. IFRS has resulted in the following key changes to the Group income statement:

- Discontinued operations are now shown as one line item below taxation

- Pension accounting changes result in the Group recognising current service costs as part of operating profit, with returns on assets and the finance costs of liabilities being recognised in the finance income and finance costs lines, respectively

- Financial derivatives must be marked-to-market, with most movements in mark-to-market from one period to the next being recognised in the income statement

- Goodwill is no longer amortised

- Dividends are no longer recognised until such time as they have been approved

2. Earnings

Group operating profit (pre-exceptional) totalled Euro74.6m for FY06 (Euro74.7m in FY05). Profit before tax (pre-exceptional) of Euro59.4m was up 11.6% on FY05 (Euro53.2m). This figure is inclusive of a net gain of Euro5.7m, primarily resulting from the impact of marking-to-market our trading derivatives.

Our adjusted EPS for FY06 (stripping out exceptional items and the Euro5.7m gain primarily resulting from marking-to-market our trading derivatives) was 31.1 cent versus 32.5 cent in FY05. This is based on a weighted average number of ordinary shares of 196.2m (FY05: 193.3m).

3. Finance

Comparable net debt (excludes the impact of marking-to-market all derivative financial instruments and related debt) at 29 September 2006 was Euro385.4m, a reduction of Euro14.3m from the comparable September 2005 figure and a reduction of Euro37.9m since March 2006. However, this debt movement reflects Euro15.0m of one-off outflows primarily relating to the exit from sugar processing. The underlying trajectory of cash generation remains in place.

Net interest cost on comparable net debt was Euro30.7m (FY05: Euro30.5m).

4. Taxation

The Group's tax charge on continuing operations (excluding associates) was Euro11.4m. The effective tax rate on continuing operations increased to 22.5% for the year, reflecting the significant share of Group profits earned in the UK. The amount of cash taxation continues to be well below the tax charge.

5. Exceptional charges

The Group incurred exceptional charges (net of tax) of Euro67.1m in the period under review (full details of which are contained in Note 4 to the Preliminary Statement). This total charge comprises four separate areas:

(i)	Sugar	Euro68.9m (net cost) related to the exit from sugar processing in Ireland
(ii)	Malt	Euro4.9m (net benefit) from legal settlement; Euro4.5m (net cost) from restructuring of UK and Irish operations
(iii)	Chilled Sauces	Euro2.0m (net cost) related to the exit from the Chesterfield facility and the consolidation of that

business into a single site

(iv) UK Pension Euro3.4m (net benefit) reduction in pension liability due to changes in design of pension benefits

6. Capital Investment

Significant capital investment was made in the period. Capital expenditure invested in Convenience Foods amounted to Euro34.2m. There was a total investment of Euro13.7m in our Ingredients, Agribusiness and Related Property division driven, in part, by capital required to accomplish the final sugar processing campaign.

7. Pensions

The fair value of total plan assets relating to the Group's defined benefit pension schemes (excluding associates) increased to Euro539.9m at September 2006 from Euro494.2m at September 2005. The present value of total pension liabilities for these schemes increased to Euro591.5m from Euro576.1m over the same period. This is reflected in a reduction in the net pension deficit (before related deferred tax) to Euro51.6m at September 2006 (from Euro81.9m at September 2005). The Group has agreed funding proposals in place to address the relevant deficits.

The primary Irish scheme, the Greencore Group Pension Scheme, had a surplus (before related deferred tax) of Euro25.0m.

Consolidated Income Statement
Year ended 29 September 2006

		2006			2005	
	Note	Pre - exceptional	Exceptional	Total	Pre - exceptional	Exce
Continuing operations		Euro'000	Euro'000	Euro'000	Euro'000	E
Revenue	3	1,176,784	-	1,176,784	1,105,366	
Cost of sales		(826,666)	(181)	(826,847)	(779,549)	
Gross profit		350,118	(181)	349,937	325,817	
Operating costs, net		(275,508)	1,998	(273,510)	(251,133)	
Group operating profit	3	74,610	1,817	76,427	74,684	
Finance income	7	35,929	-	35,929	33,179	
Finance costs	7	(54,002)	-	(54,002)	(58,202)	
Share of profit of associates after tax		2,848	-	2,848	3,559	
Profit before taxation		59,385	1,817	61,202	53,220	
Taxation		(11,447)	10	(11,437)	(9,386)	
Result for the period from continuing operations		47,938	1,827	49,765	43,834	
Discontinued operations						
Profit/(Loss) from discontinued operations		19,398	(68,903)	(49,505)	20,600	(1
Result for the financial period		67,336	(67,076)	260	64,434	(1
		======	=======	=======	======	
Attributable to:						
Equity shareholders		66,620	(67,076)	(456)	62,894	(1
Minority interests		716	-	716	1,540	
		67,336	(67,076)	260	64,434	(1

	======	=======	====	=====
Basic earnings per share (cent)				
Continuing operations			25.0	
Discontinued operations			(25.2)	
6			(0.2)	
			=====	
Diluted earnings per share (cent)				
Continuing operations			24.9	
Discontinued operations			(25.1)	
6			(0.2)	
			=====	

Consolidated Balance Sheet
at 29 September 2006

	2006 Euro'000
ASSETS	
Non-current assets	
Intangible assets	353,897
Property, plant and equipment	385,771
Investment property	1,003
Investments in associates	8,216
Financial assets	-
Trade and other receivables	56,508
Retirement benefit assets	24,981
Deferred tax assets	24,957
Total non-current assets	855,333
Current assets	
Inventories	126,774
Trade and other receivables	154,324
Cash and cash equivalents	78,967
Available for sale financial assets	530
Derivative financial instruments	389
Total current assets	360,984
Total assets	1,216,317
	========
EQUITY	
Capital and reserves attributable to equity holders of the Company	
Share capital	126,820
Share premium	104,137
Other reserves	2,572
Retained earnings	(54,156)
	179,373
Minority interest in equity	3,572
Total equity	182,945
LIABILITIES	
Non-current liabilities	
Borrowings	433,657
Derivative financial instruments	32,043
Retirement benefit obligations	76,603
Other payables	11,818
Provisions for other liabilities and charges	14,422
Deferred tax liabilities	42,202
Government grants	1,182
Total non-current liabilities	611,927
Current liabilities	
Borrowings	265
Derivative financial instruments	1,153

Trade and other payables	362,285
Provisions for other liabilities and charges	33,230
Income taxes payable	24,512
Total current liabilities	421,445
Total liabilities	1,033,372
Total equity and liabilities	1,216,317
	========

Consolidated Cash Flow Statement
Year ended 29 September 2006

Operating profit (pre-exceptional)
Profit on discontinued operations (pre-exceptional)
Non cash items:
  Depreciation
  Amortisation of intangibles
  Employee share option expense
  Amortisation of government grants
Changes in working capital
Other movements

Cash flows from operating activities (pre-exceptional)
Cash outflows related to exceptional items
Interest paid
Tax received / (paid)

Net cash inflow from operating activities

Cash flows from investing activities
Dividends received from associates
Purchase of intangible fixed assets
Purchase of property, plant and equipment
Acquisition of subsidiary
Disposal of property, plant and equipment
Disposal of subsidiary and associated undertakings
Disposal of available for sale financial assets
Interest received
Government grants (repaid) / received

Net cash outflows from investing activities

Cash flows from financing activities
Proceeds from issue of shares
Decrease in borrowings
Decrease in finance lease liabilities
Dividends paid to equity holders of the company
Dividends paid to minority interests

Net cash outflows from financing activities

Net increase / (decrease) in cash & cash equivalents

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at beginning of year
Translation adjustment
Increase / (decrease) in cash and cash equivalents
Cash and cash equivalents at end of year

Consolidated Statement of Recognised Income and Expense
Year ended 29 September 2006

Items of income and expense taken directly within equity
Currency translation differences
Actuarial gain / (loss) on Group defined benefit pension schemes
Deferred tax on Group defined benefit pension obligations
Share of actuarial gain/(loss) on defined benefit pension schemes of associates (net)
Mark to market of available for sale financial assets
Cash flow hedges:
  Gains taken to equity
  Transferred to profit and loss for the period
Deferred tax on cash flow hedge

Net income / (expense) recognised directly within equity
Group profit / (loss) for the financial year
Total recognised income and expense for the financial year

Attributable to:
Equity Shareholders
Minority Interests
Total recognised income and expense for the financial year

Consolidated Statement of Changes in Equity
Year ended 29 September 2006

Total equity at beginning of year
Impact of adoption of IAS 32 & IAS 39

At beginning of year as adjusted
Issue of share capital
Employee share options expense
Deferred tax on employee share option expense taken directly in equity
Dividends
Movement in minority interests
Total income and expense for the year attributable to equity holders
Total equity at end of year

NOTES TO THE FINANCIAL STATEMENTS
Year ended 29 September 2006

1. Basis of Preparation of Financial Statements under IFRS

The financial statements presented in this preliminary announcement have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS. The financial statements, which are presented in euro, rounded to the nearest thousand (unless otherwise stated), have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment (these revaluations being considered 'deemed cost' at the date of transition to IFRS), and the measurement at fair value of certain financial assets and financial liabilities including, share options, available for sale investments and derivative financial instruments. The carrying values of recognised assets and liabilities that are hedged, are adjusted to record the changes in the fair values attributable to the risks being hedged.

The financial statements for the year ended 30 September 2005, which were prepared in accordance with the accounting policies generally accepted in the Republic of Ireland (Irish GAAP) have, with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments:

Recognition and Measurement, been restated under IFRS with effect from the transition date.

As permitted under IFRS 1 First-time adoption of International Financial Reporting Standards the Group applied the requirements of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from 1 October 2005.

Full details of the accounting policies adopted by the Group on transition to IFRS and of the impact on the reported results and balance sheet of the Group on transition to IFRS, were published on 5 May 2006 and are available on the Group's website www.greencore.com.

2. Approved IFRS

The Group's accounting policies under IFRS are based on the International Financial Reporting Standards and Interpretations, issued by the International Accounting Standards Board (IASB) and on International Accounting Standards (IAS) and Standing Interpretations Committee interpretations, approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IAS and remain in effect.

3. Segmental Reporting

The Group's primary reporting segment, for which more detailed disclosures are made, is by class of business. The Group has two primary reporting segments, (i) Convenience Foods and (ii) Ingredients, Agribusiness & Related Property.

	Revenue		Ope:
	2006	2005	2(
	Euro'000	Euro'000	Euro'(
Continuing			
Convenience Foods	901,443	832,554	68,!
Ingredients, Agri & Related Property	275,341	272,812	5,(
Total continuing	1,176,784	1,105,366	74,(
Discontinued			
Convenience Foods	-	76,095	
Ingredients, Agri & Related Property	175,161	219,676	21,!
Total discontinued (pre interest & taxation)	175,161	295,771	21,!
Associated Undertakings			
Convenience Foods	-	-	
Ingredients, Agri & Related Property	44,184	43,189	3,[illegible]
Total - associated undertakings (pre interest & taxation)	44,184	43,189	3,[illegible]

4. Exceptional Items

Exceptional items are those that, in management's judgement, need to be disclosed by virtue of their nature or amount. Such items are included within the income statement caption to which they relate and are separately disclosed in the notes to the consolidated financial statements.

The Group reports the following exceptional items (net of tax):

		200(
		Euro'00(
Continuing operations		
Malt legal settlement	(a)	4,93(
Malt restructuring	(b)	(4,459
Pension curtailment gain	(c)	3,36!
Chilled Sauce business restructuring	(d)	(2,009
Total continuing operations		1,82

Discontinued operations

Fundamental reorganisation of Greencore Sugar	(e)	-
Provision for loss on termination of operations	(f)	-
Disposal of interest in subsidiary	(g)	-
Exit from sugar processing	(h)	(68,903)
Total discontinued operations		(68,903)
Total exceptional costs		(67,076)

(a) Malt legal settlement

The Group settled an outstanding claim related to Greencore Malt at Euro4.9m (net of costs).

(b) Malt restructuring

Following on from the closure of three maltings during 2005, Greencore Malt focused on restructuring its core operations in both Ireland and the UK. The exceptional loss represents the costs associated with this business restructuring.

(c) Pension curtailment gain

In April 2006, a number of changes in benefit design were implemented in respect of the Hazlewood Foods Retirement Benefits Scheme. These changes included a shift to a career average revalued basis in respect of accrued benefits with revaluation set at the level of limited price inflation. It also included the integration of the scheme with the basic state pension in respect of future service. These scheme amendments net of related costs resulted in an exceptional pension curtailment gain (net of tax) of Euro3.4m.

(d) Chilled Sauces business restructuring

Following a strategic review at Greencore Chilled Sauces, a decision was made to consolidate all chilled sauce manufacturing at the Bristol facility and to close the Chesterfield factory. The exceptional loss represents the costs associated with this decision.

(e) Fundamental reorganisation of Greencore Sugar

In January 2005, the Group announced its decision to consolidate all sugar processing at Mallow and to close the Carlow facility. The costs associated with this fundamental restructuring totalled Euro66.0m.

(f) Provision for loss on termination of operations

In October 2005, the Group disposed of its UK Pizza business for a nominal consideration. The exceptional item booked during the year ended September 2005 included a provision to write down all of the assets related to the pizza business to their recoverable amounts and to cover all costs directly related to the decision to sell the pizza business.

(g) Disposal of interest in subsidiary

In August 2005 a small non-core, deli-style meat business with operations in Ireland and Germany was sold, resulting in a profit of Euro1.9m (net of tax Euro1.8m).

(h) Exit from sugar processing

On 15 March 2006, Greencore confirmed its intention to exit sugar processing in Ireland, renounce its quota and apply for the EU restructuring aid which is available under the Council Regulations (EC) No 320/2006 (the Regulation). The total EU restructuring aid available for the sugar quota renounced by Greencore is Euro145.5m. This Regulation states, inter alia, that at least 10% of the restructuring aid shall be reserved for sugar beet growers and machinery contractors. The Regulation gives the Member State the responsibility to determine if this percentage is to be increased but imposes on the Member State

the requirement, using objective and non-discriminatory criteria, to ensure an economically sound balance between the elements of the restructuring plan.

On July 12 2006, the Member State announced that it was allocating 67.6% (representing Euro98.4m) to Greencore, with the balance of the EU aid to be allocated to sugar beet growers and machinery contractors. The Board of Greencore rejected the basis of this allocation. That government decision is currently subject to a judicial review in the Irish High Court.

On 31 July 2006, Greencore formally applied for restructuring aid by renouncing its sugar quota and submitting a restructuring plan to the Irish Government. Greencore subsequently agreed with the Irish Government that, conditional upon Greencore's restructuring plan being approved, the Group would amend the plan to reflect any lawful decision of the Government taken pursuant to the outcome of the legal proceedings. On 19 September 2006, the Government deemed Greencore's restructuring plan to be eligible for restructuring aid.

The financial consequences to Greencore are as follows:

Write-down and impairment of assets
Environmental, remediation, demolition, redundancy & other costs

Less: present value of EU restructuring aid receivable which may be regarded as virtually certain
Net exceptional charge (post-tax)

Restructuring costs

As at 29 September 2006, the costs associated with the exit from sugar processing are estimated at Euro164.8m.

The Government in announcing its decision in relation to the allocation of EU restructuring aid included an 'illustrative' allocation of Euro50.0m to the Greencore Group Pension Scheme. At 29 September 2006, this pension scheme did not require such an allocation, as it had a net retirement benefit asset of Euro25.0m (an asset which takes account of the present value of all anticipated obligations of the pension scheme). The Board believes that the Government was not entitled to direct the allocation of aid in this manner. Accordingly, the Group has concluded that such an allocation will not have to be made.

Accounting for the receipt of EU aid

The Group's entitlement to EU Restructuring Aid is estimated to be Euro130.9m. As of 29 September 2006, the receipt of Euro98.4m is regarded as virtually certain and the present value of this amount (being Euro95.9m) has therefore been included in the year-end balance sheet as a receivable and netted against the related gross exceptional costs in the Group income statement.

The balance of the Group's entitlement of Euro32.5m which cannot at year-end be reasonably regarded as virtually certain is treated as a contingent asset and therefore, disclosed but not regarded as a receivable until its receipt becomes virtually certain.

The Group remains confident of a successful outcome of the judicial review.

Timing of receipt of Restructuring Aid

The EU regulations (320/2006 and 968/2006) set out a timetable for the payment of restructuring aid in two tranches, 40% in June 2007 and 60% in February 2008. The related amounts are included in the financial statements as follows:

Current assets - EU restructuring aid receivable
Non-current assets - EU restructuring aid receivable

5. Dividends

The proposed final dividend per share for the year ended 29 September 2006 is 7.58c (2005: 7.58c). This proposed final dividend is payable on 5 April 2007, to shareholders on the Register of Members at 15 December 2006.

This proposed dividend is subject to approval by the shareholders at the AGM and has not been included as a liability in the balance sheet of the Group as at 29 September 2006, in accordance with IAS 10 'Events after the Balance Sheet Date'.

An interim dividend of 5.05 cent (2005: 5.05 cent) was paid on 5 October 2006.

6. Earnings per Ordinary Share

The calculation of the Group's earnings per ordinary share for continuing operations is based on a profit of Euro49.0m (2005: Euro42.3m) and on 196.2m ordinary shares (2005: 193.3m) being the weighted average number of ordinary shares in issue in the period. The calculation of earnings per ordinary share from discontinued operations is based on a loss of Euro49.5m (2005: loss of Euro83.7m).

The calculation of the diluted earnings per ordinary share for continuing operations is based on a profit of Euro49.0m (2005: Euro42.3m) and on 196.9m ordinary shares (2005: 194.2m) being the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares. Employee share options which are performance based are treated as contingently issuable shares, because their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. These contingently issuable ordinary shares are excluded from the computation of diluted earnings per ordinary share where the conditions governing exercisability have not been satisfied as at the end of the reporting period. The calculation of diluted earnings per ordinary share from discontinued operations is based on a loss of Euro49.5m (2005: loss of Euro83.7m).

The Group's adjusted earnings per share is after the elimination of the exceptional items reported in note 4, inter-company foreign exchange and the mark-to-market of all derivative financial instruments and related debt.

The calculation of adjusted earnings per ordinary share is based on a pre-exceptional profit of Euro66.6m (2005: Euro62.9m) adjusted to exclude (i) a gain of Euro0.5m (2005: Euro0.1m) related to inter-company foreign exchange and a gain of Euro5.2m (2005: nil) recognised on the mark-to-market of all derivative financial instruments together with related debt. The weighted average number of ordinary shares in issue during the period was 196.2m (2005: 193.3m).

	200
	cen
Adjusted EPS	31.:

7. Components of Net Debt and Financing

	2006
	Euro'000
Net Debt	
Current assets	
Cash and cash equivalents	78,967
Current liabilities	
Borrowings	(265)
Non-current liabilities	
Borrowings before fair value adjustment	(464,127)
Comparable net debt	(385,425)
Borrowings - fair value hedge adjustment (non-current liabilities)	30,470
Total cash, cash equivalents & borrowing	(354,955)

Finance Costs

Net finance costs on interest bearing cash and cash equivalents and borrowings	(30,717)
Net pension financing credit	6,987
Change in fair value of derivatives	5,157
Foreign exchange gain (inter-company)	500
	(18,073)
Analysed as:	
Finance income	35,929
Finance costs	(54,002)
	(18,073)

8. Information

The annual report and accounts will be circulated to shareholders on 15 January 2007, prior to the Annual General Meeting to be held on 15 February 2007 in Jurys Ballsbridge Hotel, Ballsbridge, Dublin 4, Ireland.

By order of the Board, CM Bergin, Company Secretary, 5 December 2006, Greencore Group plc, St Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland.